CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

Canopy Growth Provides Comments on Ontario Retail, BC Production, First Recreational Shipments

September 27, 2018

SMITHS FALLS, ON— Canopy Growth Corporation (Canopy Growth) (TSX:WEED) (NYSE:CGC) today responded to Ontario’s retail rollout plan. The Company is looking forward to serving customers at retail locations at the site of its production facilities and especially looks forward to initiating the process of obtaining the necessary retail licences required to operate cannabis retail at its Smiths Falls headquarters where a merchandise store is already in place at a Tweed-branded visitor centre.

The Company looks forward to pursuing additional retail capabilities, taking advantage of the diversified arms of its business, including the newly acquired Tokyo Smoke platform, its multiple licensed production sites, and additional opportunities available through its affiliated investment arm, Canopy Rivers Inc. (TSX.V:RIV). The Company believes that third party private retail represents a meaningful business opportunity compared to a provincially run retail system, and Canopy Growth’s family of brands will feature prominently under any retail framework.

“The future of the Ontario cannabis market is bright,” said Mark Zekulin, co-CEO and President, Canopy Growth. “As a cannabis business with multiple licenses and a variety of diverse subsidiaries, we feel we have a distinct advantage at this stage in the game. The Tweed and Tokyo Smoke retail experiences will offer unique and distinct experiences to appeal to anyone interested in cannabis. And we might even change a few minds.”

Nationally, Canopy Growth will operate private retail in every province where it is permitted and will supply product to every province and territory with announced supply programs.

In depth licensing details will be made available through new provincial legislation. Once tabled, additional commentary will be possible.

In British Columbia, a one-time transfer of product has occurred, bringing product to Smiths Falls for processing. That product is proceeding through extraction and post-production for dried flower products at the Smiths Falls campus. Production licenses are in place at both sites, with more capacity possible once they are fully operational. Processing licences were delayed by infrastructure and regulatory approvals, which led to a number of plants needing to be destroyed. Management does not consider this event to represent a material impact on the company's balance sheet and fully anticipates being able to meet provincial supply agreements during the first year of recreational legalization.

Finally, the Company can confirm that it has completed a number of shipments to provinces in anticipation of the upcoming recreational cannabis regime. These shipments, the first of many, have been undertaken to stress-test the systems on both sides of the equation, and reflect a historic moment for the Company.

Here’s to Future Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

bruce@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties across the globe. Canopy Growth operates over a dozen licensed cannabis production sites globally with over 3.2 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. With operations spanning 11 countries across five continents, the Company is proudly dedicated to educating healthcare practitioners, advancing the public discourse surrounding cannabis, and conducting robust clinical research in cannabinoid-based animal and human medicines. The Company has also established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Built on a proud history of firsts, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the timing and completion of the proposed transaction, applicable government and regulatory approvals of the proposed transaction, anticipated use of proceeds, exercise by Constellation Brands Inc. of any warrants, benefits from the proposed transaction and the composition of Canopy Growth’s board of directors. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the opening of stores; planning of unveiling events; product availability; and such risks contained in the Company’s Management Information Circular dated August 22, 2018 and annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.